Exhibit 99.1

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of CanWest Global Communications Corp. (the “Company”) will be held at the Metropolitan Hotel, 108 Chestnut Street, Toronto, Ontario, on Thursday, the 12th day of January, 2006 at the hour of 2:30 p.m. (Eastern Standard Time) for the following purposes:

1.	to receive the annual report, including the financial statements of the Company for the fiscal year ended August 31, 2005, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to transact such other business as may properly come before the meeting and any adjournment thereof.

DATED at Winnipeg, Canada this 17th day of November, 2005.

By Order of the Board of Directors

Gail S. Asper

Secretary

CANWEST GLOBAL COMMUNICATIONS CORP.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the “Meeting”) of the Company to be held on Thursday, January 12, 2006 at 2:30 p.m. (Eastern Standard Time) at the Metropolitan Hotel, 108 Chestnut Street, Toronto, Ontario, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Company and the total cost of the solicitation will be borne by the Company. The information contained herein is given as at November 17, 2005, except as otherwise noted.

Proxy Instructions

As a shareholder of the Company it is important that you read this information carefully and then vote your shares, either by proxy or in person at the Meeting. A proxy form is included with this Circular.

The persons who are named on the enclosed form of proxy are representatives of management of the Company and are directors and/or officers of the Company. These persons will vote the shares of the shareholder unless the shareholder appoints someone else to be his or her proxyholder. If a shareholder appoints someone else, that person must be present at the Meeting to vote the shareholder’s shares.

A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies must be deposited with Computershare Trust Company of Canada (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or completed over the telephone or Internet in the manner set out in the enclosed form of proxy, not later than the close of business on January 10, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting.

Voting by Registered Shareholders

A shareholder is a registered shareholder if the shareholder’s name appears on the shareholder’s share certificate.

By proxy:

•	By telephone:

If the shareholder chooses to vote by telephone, the shareholder cannot appoint anyone other than the persons named on the proxy form as the shareholder’s proxyholder.

•	On the Internet:

To vote by Internet, go to the following website: www.computershare.com/ca/proxy.

•	By mail:

Sign and return the enclosed form of proxy to Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, so as to arrive not later than the close of business on January 10, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting.

•	By appointing another person to go to the Meeting to vote the shareholder’s shares on the shareholder’s behalf:

This person does not have to be a shareholder. You also have to make certain that the person who is appointed is aware that he or she is appointed and attends the Meeting.

In person:

•	If the shareholder chooses to vote in person, the shareholder does not need to complete or return the proxy form. Voting in person at the Meeting will automatically cancel any proxy completed earlier by the shareholder.

Voting by Non-Registered Shareholders

A shareholder is a non-registered (or beneficial) shareholder if (1) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrators of RRSPs, RRIFs, RESPs and similar plans) or (2) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant, holds the shareholder’s shares for the shareholder (“Intermediary(ies)”).

Only registered shareholders of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company, or the persons whom they appoint as their proxies, are entitled to receive notice of the Meeting and only registered shareholders of Multiple Voting Shares and Subordinate Voting Shares, or the persons whom they appoint as their proxies, are entitled to vote at the Meeting. However, in many cases, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company beneficially owned by a shareholder may be registered in the name of an Intermediary.

In accordance with the requirements of Canadian securities laws, the Company has distributed copies of the notice of meeting, this Circular, the form of proxy (except for holders of Non-Voting Shares) and the 2005 annual report (which includes management’s discussion and analysis) (collectively, “meeting materials”) to the Intermediaries for onward distribution to non-registered shareholders. Effective for annual meetings of shareholders taking place on or after September 1, 2004, the Company is permitted to distribute meeting materials directly to non-registered (or beneficial) shareholders who do not object to the issuers of securities they own knowing who they are. Accordingly, in accordance with applicable Canadian securities laws, meeting materials are being sent by the Company to registered shareholders and to non-registered (or beneficial) shareholders who have not objected to the disclosure of their name and address and information about their security holdings to the Company.

Intermediaries are required to forward meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to non-registered shareholders. Generally, non-registered shareholders (except for holders of Non-Voting Shares) who have not waived the right to receive meeting materials will either:

A.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. This form of proxy need not be signed by the non-registered shareholder. In this case, the non-registered shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 as described above;

or

B.	more typically, be given a voting instruction form which must be completed, signed and delivered by the non-registered shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares that they beneficially own. Should a non-registered shareholder who receives a form of proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the information on the form. In either case, non-registered shareholders should carefully follow the instructions they receive, including those regarding when and where the proxy or the voting instructions form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it with Computershare as aforesaid; or (b) by depositing an instrument in writing executed by him/her, or by his/her attorney authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Proxies

The management representatives designated in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed proxy on any ballot that may be called in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives as follows:

(a)	for the election of directors; and

(b)	for the appointment of auditors and the authorization of the directors to fix the remuneration of auditors.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS

OF VOTING SECURITIES

The directors have established the close of business on November 21, 2005 as the record date (“Record Date”) for determining the shareholders entitled to receive notice of and vote at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (“CBCA”), the Company will prepare a list of the registered holders of Subordinate Voting Shares and Multiple Voting Shares as of the close of business on the Record Date. Each registered shareholder of Subordinate Voting Shares and Multiple Voting Shares as of the record date will be entitled at the Meeting to vote the shares shown opposite the shareholder’s name.

Holders of Subordinate Voting Shares and Multiple Voting Shares

The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. On November 17, 2005, the Company had outstanding 98,772,468 Subordinate Voting Shares and 76,785,976 Multiple Voting Shares. The Subordinate Voting Shares represented 11% of the aggregate voting rights attached to the Company’s securities as at such date. Each shareholder of record at the close of business on the Record Date will be entitled to one vote for each Subordinate Voting Share and ten votes per share for each Multiple Voting Share held by him/her on all matters proposed to come before the Meeting.

Holders of Non-Voting Shares

The Company also has authorized an unlimited number of Non-Voting Shares to facilitate foreign investment in the Company. Holders of Non-Voting Shares are entitled to receive notice of and attend but not vote at any meeting of shareholders of the Company, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Company’s outstanding Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-Voting Shares at the option of the holder, while the Non-Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares only if transferred to or held by a “Canadian” holder (as defined in “Restrictions on Issuance and Transfer of Shares” contained in the Articles of Amendment of the Company filed June 4, 1996). Generally speaking, a “Canadian” is a citizen or permanent resident of Canada or a corporation or other entity where the chief executive officer and 80% of the board members are Canadian, 80% of the voting shares are beneficially owned and controlled by Canadians, and, if it is a subsidiary, 66 2/3% of the voting shares of its parent corporation are held by Canadians, and, where relevant, the parent does not influence any programming decisions of the subsidiary. On November 17, 2005, the Company had outstanding 1,844,092 Non-Voting Shares.

Principal Holders of Voting Securities

As at November 17, 2005, the only persons or companies who owned of record, or who, to the knowledge of the directors and officers of the Company, owned beneficially, directly or indirectly, or exercised control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting were as follows:

Name and Address	Class of Securities	Type of Ownership	No. of Securities	Percentage of Class
CanWest Communications	Multiple Voting Shares	Direct	76,785,976	100.0%
Corporation (1)	Subordinate Voting Shares	Direct	3,462,874	3.5%
31st Floor, CanWest Global Place 201 Portage Avenue Winnipeg, Manitoba, Canada
R3B 3L7

(1)	Indirectly owned and controlled by trusts for the benefit of members of the family of the late I.H. Asper, including David Asper, Gail Asper and Leonard Asper who are senior officers and directors of the Company and Mrs. Ruth M. Asper. Mrs. Ruth M. Asper and the relevant trusts indirectly own and control 100% of the voting shares of CanWest Communications Corporation (“CanWest Communications”) (see “Nomination Agreement and Shareholders Agreement”).

Nomination Agreement and Shareholders Agreement

All of the Company’s Multiple Voting Shares and 3,462,874 of its Subordinate Voting Shares are held by CanWest Communications, the shares of which are indirectly owned and controlled by Mrs. Ruth M. Asper, and trusts for the benefit of members of the family of the late I.H. Asper, including his three children, David Asper, Gail Asper and Leonard Asper, who are senior officers and directors of the Company. (David Asper, Gail Asper and Leonard Asper are referred to as the “Asper siblings”.)

CanWest Communications and the Asper siblings have entered into a Nomination Agreement under which each of the Asper siblings agreed to serve as a director of the Company and CanWest Communications agreed to vote in favour of individuals nominated by the Asper siblings to serve as directors of the Company and who together constitute at least a majority of the directors of the Company but as close to a simple majority as possible. The Nomination Agreement provides that each of the Asper siblings is entitled to nominate an equal number of directors of the Company. Such nominees will be provided to the Governance and Nominating Committee of the Board which has overall responsibility for recommending nominees to the Board.

In addition to entering into the Nomination Agreement, the three Asper siblings together with Mrs. Ruth M. Asper and trusts for the benefit of such individuals and their issue and corporations controlled by such trusts have entered into a Shareholders Agreement to grant each other certain rights and obligations with respect to the holding and disposition of securities of the Company and with respect to the shares of the corporation through which such shares are indirectly held. The Shareholders Agreement also provides that if the Multiple Voting Shares of the Company are in the future held directly by parties to the Shareholders Agreement rather than through CanWest Communications, such shares will be voted for the election of directors of the Company substantially in the same manner as is provided in the Nomination Agreement.

Stock Exchange Required Agreement Regarding Multiple Voting Shares

In compliance with the rules of certain Canadian stock exchanges, CanWest Communications entered into a trust agreement dated October 9, 1991 with the Company and Montreal Trust Company of Canada (as trustee for the holders of the Subordinate Voting Shares, from time to time), as amended by a trust agreement amendment dated May 15, 1996 and a trust amendment dated January 29, 1998 (as amended, the “MVS Agreement”). The MVS Agreement provides the holders of Subordinate Voting Shares with certain rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class which is the subject of the bid. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares or Non-Voting Shares.

The MVS Agreement would prevent the sale, directly or indirectly, of Multiple Voting Shares owned by CanWest Communications pursuant to a take-over bid, at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition would not apply if (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The MVS Agreement will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, CanWest Communications or the Company where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the transferor, and the sale is otherwise made in accordance with applicable law. The phrase “Asper Family” is defined to mean (i) the late I.H. Asper, (ii) Mrs. Ruth M. Asper, (iii) any issue of the late I.H. Asper (treating, for this purpose, any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the benefit of the issue of the late I.H. Asper, spouses of such issue, and Mrs. Ruth M. Asper and (vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. “Spouse” includes a person’s widow or widower.

The MVS Agreement will also not prevent sales of Multiple Voting Shares, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a “Foundation”), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the transferor (where spouse includes a widow or widower), or certain indirect sales of Multiple Voting Shares in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the Multiple Voting Shares.

On January 20, 2000, shareholders approved an amended and restated trust agreement (the “Amended and Restated MVS Agreement”) to which certain Asper family trusts would become a party. The amendment is pursuant to an estate plan which was prepared for the late I.H. Asper and his family which, if implemented, would result in the 76,785,976 Multiple Voting Shares and 3,462,874 Subordinate Voting Shares of the Company currently held by CanWest Communications Corporation becoming registered in the names of the trustees of three family trusts: The David Asper Trust, The Gail Asper Trust and The Leonard Asper Trust. The shares of the Company held by CanWest Communications would be split equally among the three trusts. The trustees of each of the trusts are Mrs. Ruth M. Asper, Fred de Koning and Richard Leipsic, and the beneficiaries of the trusts are members of the Asper family, the Asper Foundation and other charitable organizations.

The Amended and Restated MVS Agreement contains terms and conditions very similar to the existing MVS Agreement except for a number of technical changes reflecting that the registered owners of Multiple Voting Shares will be the family trusts as opposed to CanWest Communications, and except for amendments to paragraphs 2(c) and 2(d) of the Trust Agreement which are designed to provide the Asper family with certain flexibility required to implement the proposed estate plan. This flexibility consists of (i) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible direct holders of Multiple Voting Shares; (ii) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible as beneficiaries of a trust which holds Multiple Voting Shares; (iii) permitting a trust which is primarily, rather than exclusively, for the benefit of the issue of the late Mr. I.H. Asper, spouses of such issue, or Mrs. Ruth M. Asper, to hold Multiple Voting Shares; and (iv) permitting a corporation which is 100% controlled by, rather than 100% owned and controlled by, Mrs. Ruth M. Asper, any issue of the late Mr. I.H. Asper or any trust primarily for the benefit of any issue of the late Mr. I.H. Asper or spouses of such issue to hold Multiple Voting Shares.

The Amended and Restated MVS Agreement will be entered into and become effective upon the trusts becoming the registered owners of the Multiple Voting Shares and Subordinate Voting Shares currently registered in the name of CanWest Communications or on a date specified by the Board. No determination has been made to take these steps.

Constrained Share Provisions

The Company’s articles state, in effect, that (i) the maximum aggregate holdings of voting shares by non-Canadian holders are limited to 33-1/3% of the total number of voting shares of the Company; and (ii) the maximum individual holdings of the shares of the Company by any single shareholder and its associates are limited to (a) the maximum number of shares which a person may, in the opinion of the Board, own, beneficially own or control, without (I) changing the effective control of the Canadian broadcasting undertakings of the Company; (II) resulting in a person, or a person and its associates, who controls less than 30% of the issued voting shares of the Company or of any person that directly or indirectly has effective control of the Company, having control of 30% or more of such voting shares; (III) resulting in a person, or a person and its associates, who owns less than 50% of the issued shares of the Company or of any person that directly or indirectly has effective control of the Company, owning 50% or more of such issued shares; or (IV) conflicting with the conditions of the broadcasting licences held by the Company or its subsidiaries with respect to changes in the ownership or effective control of the Company’s broadcasting undertakings (any of the events described in clauses (I), (II), (III) and (IV) being a “Change of Control Transaction”) where the Change of Control Transaction does not have the prior approval of the Canadian Radio-television and Telecommunications Commission; and (b) the maximum number of voting shares that may be issued or transferred to a non-Canadian holder without non-Canadian holders, in the aggregate, holding voting shares in excess of the maximum aggregate holdings. The Company’s articles also describe as the “Constrained Class” the class of persons to whom an issue or transfer of shares may, in the opinion of the Board, adversely affect the Company’s ability to qualify under any law to carry on its business or to obtain or retain any broadcasting license, including in relation to the maximum aggregate holdings, a non-Canadian holder and, in relation to the maximum individual holdings, any person who is a non-Canadian holder or who, in the opinion of the directors, intends to engage in a Change of Control transaction without the prior approval of the Canadian Radio-television and Telecommunications Commission.

In the event that an issuance or transfer of shares to a shareholder would cause the shareholder to hold shares in excess of the maximum individual holdings or would result in the number of shares held by persons in the Constrained Class exceeding the maximum aggregate holdings described above, then the articles of the Company authorize the Board to refuse to issue a share or register a transfer of a share to such shareholder.

Pursuant to the regulations under the CBCA, if Voting Shares held by or on behalf of a person in the Constrained Class exceed the maximum individual holdings, the Shares held by or on behalf of that person may not be voted. The regulations under the CBCA also provide that any corporation or trust which was not a person in the Constrained Class but becomes a person in the Constrained Class will no longer be permitted to exercise the voting rights attached to the voting shares that it holds.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting has been set by the Board pursuant to the by-laws of the Company to be ten. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Each director elected will hold office until the next annual meeting or until his/her successor is elected or appointed. In fiscal 2005, the Company had an Audit Committee, a Human Resources Committee, a Pension Committee and a Governance and Nominating Committee. The members of such committees are indicated below.

David A. Asper (1)(2) Winnipeg, Manitoba Director since January 1997 Non-independent

Executive Vice President of the Company and Chairman of the National Post

Mr. Asper, a lawyer, joined the Company in 1992 and has had various responsibilities covering corporate development and broadcast operations. Mr. Asper has been actively engaged in the planning and implementation of broad corporate strategy. He serves as a director of CanWest MediaWorks (Canada) Inc.

138,622 stock options

Gail S. Asper (1) Winnipeg, Manitoba Director since February 1992 Non-independent

Secretary of the Company

Ms. Asper, a lawyer, has been with the Company since 1989 serving as General Counsel until 1998 and as Corporate Secretary since 1990. While her primary responsibilities relate directly to the Company’s Board, she is also President of the CanWest Global Foundation. She is also managing director of The Asper Foundation, a private charitable foundation, and serves as a director on the boards of a number of major public companies, such as Great-West Life Assurance Company, Great-West Life Co. Inc., London Life Insurance Group Inc. and Canada Life Assurance Company.

33,850 stock options

Leonard J. Asper (1) Winnipeg, Manitoba Director since January 1997 Non-independent

President and Chief Executive Officer of the Company

Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company’s Global Television station in Ontario. Thereafter, he held various positions in corporate development and was Chief Operating Officer. Mr. Asper took over the Presidency of the Company in 1999. He serves as Chairman of the Board of CanWest MediaWorks (Canada) Inc. and various other CanWest Global subsidiaries. He is a director of CanWest MediaWorks (NZ) Ltd.

14,000 Subordinate Voting Shares 444,025 stock options

Dr. Lloyd I. Barber, (2)(3)(4) C.C., S.O.M., LL.D. Regina, Saskatchewan Director since February 1992 Independent

President Emeritus, University of Regina

Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a director of several major public Canadian companies such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

340 Subordinate Voting Shares 556 Non-Voting Shares 46,706 stock options 12,919 DSUs

Derek H. Burney, O.C. (4)(5) Ottawa, Ontario Director since April 2005 Independent

Adjunct Professor, Norman Paterson School of International Relations, Carleton University

Mr. Burney is a Senior Distinguished Fellow at the Centre for Trade Policy and Law and Adjunct Professor at the Norman Paterson School of International Relations at Carleton University. From October 1999 until August 2004, he was President and Chief Executive Officer of CAE Inc. Prior to joining CAE, Mr. Burney was Chairman and Chief Executive Officer of Bell Canada International Inc. (1993-1999) From 1989-1993, Mr. Burney served as Canada’s Ambassador to the United States. He is Chairman of the Board of NB Power Holding Corp. and serves as a Director of Shell Canada Limited. Mr. Burney is an Officer of the Order of Canada.

2,862 DSUs

Ronald J. Daniels (4) Toronto, Ontario Director since January 2004 Independent

Provost, University of Pennsylvania

Mr. Daniels is the Provost, University of Pennsylvania. Prior to his appointment to this position in 2005, he was Dean of the Faculty of Law, University of Toronto since 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulation and is a member of the Toronto Stock Exchange Commission on Corporate Governance. He also serves as a director on the board of several public companies such as Great Lakes Power Inc., Rockwater Capital Corporation and ACS Income Trust.

10,691 DSUs

David J. Drybrough, FCA(3) East St. Paul, Manitoba Director since March 2003 Independent

Business Consultant

Mr. Drybrough, a Chartered Accountant by training, was, from his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand) Vice President, Finance of Winnipeg based Gendis Inc. until December 2003. From March 2005 he has been Chair of the Board of Directors. He is also Chair of the Board’s Audit Committee. Mr. Drybrough serves as a director of CanWest MediaWorks (Canada) Inc. Mr. Drybrough serves as a director and chair of the Audit Committee of Fort Chicago Energy Partners LP.

7,500 stock options 14,008 DSUs

Paul V. Godfrey, C.M.(4)(5) Toronto, Ontario Director since January 2004 Independent

President and Chief Executive Officer of The Toronto Blue Jays Baseball Club

Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of a number of major public Canadian companies such as Astral Media Inc., The Hospital for Sick Children Foundation and the Molson Indy Board of Trustees and is actively involved in many charitable organizations. Mr. Godfrey has received many honours including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

14,326 DSUs

Frank W. King, O.C., P. Eng. (4)(5) Calgary, Alberta Director since November 2004 Independent

President of Metropolitan Investment Corp.

Mr. King has been an Investment Manager for more than the past five years, and is President of Metropolitan Investment Corporation. He is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King is a Director of the Calgary Chamber of Commerce, Networc Health Inc., The Westaim Corporation, and Agrium Inc., and is a Trustee of Rio-Can Real Estate Investment Trust. Mr. King is an Officer of the Order of Canada.

6,195 DSUs

Lisa M. Pankratz, CA, CFA (2)(3) Vancouver, British Columbia Director since April 2005 Independent

President, Cundill Investment Research Ltd.

Ms Pankratz is President, Corporate Compliance Officer and a Director of Cundill Investment Research Ltd. Prior to her appointment to this position in August 2002, she was a corporate consultant and advisor from August 2000 until July 2002. Prior to this, she was Chief Financial Officer of BuildDirect.com Technologies Inc. Ms Pankratz is a Director of The Insurance Corporation of British Columbia.

506 Subordinate Voting Shares 3,169 DSUs

(1)	Trusts for the benefit of members of the family of the late I.H. Asper, including David Asper, Gail Asper and Leonard Asper, and Mrs. Ruth M. Asper indirectly own and control CanWest Communications which, in turn, owns 100% of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares. See “Voting Securities and Principal Holders of Voting Securities”.
(2)	Member of the Pension Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources Committee.
(5)	Member of the Governance and Nominating Committee.

Each of the foregoing directors, with the exceptions of Mr. Burney and Ms. Pankratz, were elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated a management information circular to shareholders. Unless otherwise indicated, all the directors are resident in Canada.

BOARD OF DIRECTORS MEETINGS HELD

AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended August 31, 2005 for those Directors that are nominated for election at the Meeting that were Directors during that period.

Summary of Board and Committee Meetings Held:

Board of Directors	9
Audit Committee	6
Human Resource Committee	2
Pension Committee	2
Governance and Nominating Committee	2

Summary of Attendance of Directors:

	Board Meetings Attended	Committee Meetings Attended
David A. Asper	9 of 9	2 of 2
Gail S. Asper	9 of 9
Leonard J. Asper	9 of 9
Dr. Lloyd I. Barber	9 of 9	10 of 10
Derek H. Burney	1 of 1	1 of 1
Ronald J. Daniels	9 of 9	4 of 4
David J. Drybrough	9 of 9	7 of 7
Paul V. Godfrey	9 of 9	3 of 3
Frank W. King	8 of 8	2 of 2
Lisa M. Pankratz	2 of 2	4 of 4

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2005, for the Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers of the Company and one individual who would have been one of the three most highly compensated executive officers but was not serving as an officer of the Company as at August 31, 2005 (the “named executive officers”), for services rendered in all capacities with respect to the fiscal year ended August 31, 2005.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $(1)	Securities Under Options Granted (2)	All Other Compensation $
D.A. Asper Executive Vice President CanWest Global Communications Corp.	2005 2004 2003	570,000 360,000 350,000	381,188 105,000 72,000	— — —	50,000 12,500 7,500	— — —

L.J. Asper President & Chief Executive Officer CanWest Global Communications Corp.	2005 2004 2003	900,000 650,000 650,000	1,035,000 73,125 678,906	— — —	175,000 30,000 60,000	— — —

R.C. Camilleri (3) President, Canadian Operations CanWest Global Communications Corp.	2005 2004 2003	904,615 600,000 600,000	22,500 73,800 360,000	— — —	90,000 20,000 50,000	2,935,723 — —

J.E. Maguire Chief Financial Officer CanWest Global Communications Corp.	2005 2004 2003	450,000 275,625 262,500	309,375 59,500 118,125	— — —	50,000 12,500 25,000	— — —

T.C. Strike (4) President CanWest MediaWorks International, a division of CanWest Global Communications Corp.	2005 2004 2003	900,000 520,000 500,000	891,000 78,000 316,500	10,212 10,493 12,714	150,000 20,000 40,000	— — —

P.D. Viner (5) President & Chief Executive Officer, Canadian Operations CanWest Global Communications Corp.	2005	340,969	350,000	—	—	—

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.
(2)	Option exercise price per share is the market price per share of the Subordinate Voting Shares as at the date the options were granted.
(3)	Mr. Camilleri’s employment with the Company ended June 1, 2005.
(4)	Mr. Strike was appointed to his present position on October 4, 2004. Previously he was Chief Operating Officer (Corporate).
(5)	Represents actual compensation received during fiscal year ended August 31, 2005. Mr. Viner was appointed President and Chief Executive Officer of the Company’s Canadian operations on June 1, 2005. Under the terms of the agreement signed with the Company, guaranteed annual base compensation and incentive fees total $1,200,000.

Options

Options Granted During the Most Recently Completed Financial Year

Information as to options granted in respect of fiscal 2005 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

Name	Subordinate Voting Shares Under Option #	% of Total Options Granted to Employees in respect of fiscal 2005	Exercise Price $/Security	Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant $/Security	Expiration Date
D.A. Asper	25,000	1.8%	12.24	12.24	November 2014
	25,000	1.8%	10.11	10.11	November 2015
L.J. Asper	87,500	6.3%	12.24	12.24	November 2014
	87,500	6.3%	10.11	10.11	November 2015
R.C. Camilleri	90,000	6.4%	12.24	12.24	November 2014
J. E. Maguire	25,000	1.8%	12.24	12.24	November 2014
	25,000	1.8%	10.11	10.11	November 2015
T.C. Strike	90,000	6.4%	12.24	12.24	November 2014
	60,000	4.3%	10.11	10.11	November 2015

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at August 31, 2005		Value of Unexercised In-The-Money Options at August 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Name	#	$	#	#	$	$
D.A. Asper	—	—	61,122	27,500	134,240	75,075
L. J. Asper	—	—	134,825	134,200	216,395	427,620
R.C. Camilleri (1)	54,667	158,322	—	—	—	—
J.E. Maguire	—	—	72,605	48,875	88,045	151,500
T.C. Strike	—	—	118,658	90,800	232,193	288,960
P.D. Viner	—	—	187,978	12,000	63,520	95,280

(1)	Options granted to Mr. Camilleri, which were not exercisable on June 1, 2005, expired on that date.

Defined Benefit or Actuarial Plan Disclosure

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement or similar arrangements providing benefits (collectively, the RCA) as described below.

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under the RCA. Under the RCA, the benefit accrual for these senior executives is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s aggregate salary plus incentive bonus earned from the Company or any of its affiliates in each of the best three consecutive years out of the last ten years of the executive’s employment with participating employers. Normal retirement is at age 62 and the normal form of pension is payable for only the lifetime of the executive, however participants can elect an optional form of payment in the form of a life annuity guarantee or a joint survivor annuity. In either case, the optional form is actuarially equivalent to the normal form. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the cumulative pension amounts which would be payable at normal retirement based on various levels of Final Average Earnings and years of credited service.

Pension Plan Table

Final Average Earnings	Years of Credited Service
	15	20	25	30	35
$125,000	42,187.50	56,250.00	70,312.50	84,375.00	98,437.50
150,000	50,625.00	67,500.00	84,375.00	101,250.00	118,125.00
175,000	59,062.50	78,750.00	98,437.50	118,125.00	137,812.50
200,000	67,500.00	90,000.00	112,500.00	135,000.00	157,500.00
225,000	75,937.50	101,250.00	126,562.50	151,875.00	177,187.50
250,000	84,375.00	112,500.00	140,625.00	168,750.00	196,875.00
300,000	101,250.00	135,000.00	168,750.00	202,500.00	236,250.00
400,000	135,000.00	180,000.00	225,000.00	270,000.00	315,000.00
500,000	168,750.00	225,000.00	281,250.00	337,500.00	393,750.00

The above table is applicable to D.A. Asper, L.J. Asper, J.E. Maguire, T.C. Strike and P.D. Viner. Credited service at January 1, 2006 will be as follows:

Mr. D.A. Asper, 14.33 years

Mr. L.J. Asper, 14.83 years;

Mr. J.E. Maguire, 15.33 years;

Mr. T.C. Strike, 19.42 years; and

Mr. P.D. Viner, 25.25 years

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following employment agreements with named executive officers:

Leonard J. Asper

The Company has entered into a management services agreement with CanWest Direction Ltd. (“Direction”) with respect to the services of Leonard Asper. In respect of the services provided by Leonard Asper for fiscal 2005 as President and Chief Executive Officer (“CEO”), the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 175,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. On November 4, 2005, Mr. Asper was granted 175,000 options, 50% in respect of fiscal 2005 and 50% in respect of fiscal 2006. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with CanWest for a period of 12 months following the expiration of this agreement. Should Direction terminate the agreement within six months following a change of control of CanWest, direction is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

David A. Asper

The Company has entered into a management services agreement with Direction with respect to the services of David Asper. In respect of the services provided by David Asper for fiscal 2005 as Executive Vice President and Chairman of the National Post, the agreement provides for a base annual fee of $570,000 and incentive fees up to 100% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. On November 4, 2005, Mr. Asper was granted 50,000 options, 50% in respect of fiscal 2005 and 50% in respect of fiscal 2006.

John E. Maguire

The Company has entered into an employment agreement with John E. Maguire, as Chief Financial Officer. For fiscal 2005, the agreement provides for a base annual salary of $450,000 and incentive compensation up to 100% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Maguire is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. On November 4, 2005, Mr. Maguire was granted 50,000 options, 50% in respect of fiscal 2005 and 50% in respect of fiscal 2006.

Thomas C. Strike

The Company has entered into an employment agreement with Thomas C. Strike, as President of CanWest MediaWorks International. For fiscal 2005, the agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of combined base and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. On November 4, 2004, Mr. Strike was granted 30,000 options with immediate vesting. In addition, Mr. Strike is entitled to receive an annual grant of 120,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the

Company in fiscal 2005. On November 4, 2005, Mr. Strike was granted 120,000 options, 50% in respect of fiscal 2005 and 50% in respect of fiscal 2006. In the event of termination following a change of control of CanWest, Mr. Strike is entitled to receive a payment equivalent to two years base salary and guaranteed annual bonus.

Peter D. Viner

The services of Peter D. Viner as President of the Company’s Canadian Operations and as President and Chief Executive Officer of CanWest MediaWorks Limited Partnership in fiscal 2006 will be provided pursuant to an agreement entered into with Mr. Viner’s personal services company. The agreement which expires on May 31, 2007 provides for a base annual fee of $900,000 and a guaranteed annual incentive fee of $300,000 and incentive fee of up to 150% of the combined base fee and guaranteed annual incentive base upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Viner is entitled to receive an annual grant of performance units under the CanWest MediaWorks Income Fund Performance Unit Plan (“PUP”) and CanWest stock options. On November 4, 2005, Mr. Viner was granted 56,227 performance units and 21,000 options representing 50% of his option entitlement in respect of fiscal 2006. The services of Mr. Viner’s personal services company can be terminated (i) at any time for cause or (ii) following June 1, 2006 without cause, in which case his personal services company is entitled to a payment equal to the base fee and guaranteed annual incentive owing to May 31, 2007. Both Mr. Viner’s personal service company and Mr. Viner agree not to provide services to any entity which operates a business competitive with CanWest, in any country where CanWest has operations, for 12 months following the end of the agreement.

Composition of the Human Resources Committee

During the year ended August 31, 2005, the following were members of the Human Resources Committee: Mr. Ronald Daniels (Chair), Dr. Lloyd I. Barber, Mr. Derek Burney, Mr. Paul Godfrey and Mr. Frank King.

Report on Executive Compensation

The Company’s compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.

Compensation packages reflect responsibilities and the marketplace and are designed to be competitive with (i) that of other publicly traded companies which, similar to the Company, are involved in the media and entertainment industry and (ii) other publicly traded companies of comparable size in terms of revenue. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based incentives, long-term stock options and perquisites. The Human Resources Committee (the “Committee”) has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible to review, evaluate and recommend compensation packages for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.

Base salary has been determined for each named executive officer based upon individual performance and, in relation to comparable positions within the media industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and one’s achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year.

The amount of annual incentive payment is tied to two components: (i) achievement of improved financial results and (ii) achievement of personal objectives. The achievement of financial criteria and personal objectives have weightings of 75% and 25% respectively in the calculation of annual incentive payments. The financial criteria include a minimum year over year increase in fully diluted earnings per share, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity.

The long term stock option program (Executive Stock Option Plan) is designed to reward executives for their performance and contribution to the Company. Under the Executive Stock Option Plan, the Board may grant options to acquire Subordinate Voting Shares or Non-Voting Shares (see “Securities Authorized for Issuance Under Equity Compensation Plans”). Each participant in the plan is entitled to receive an annual grant of options, 50% of which is performance-based and dependent upon the financial performance of the Company. Specifically, for these performance-based options to be granted, the Company has to achieve at least two of the following three performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholders’ equity. For fiscal 2005, for the named executive officers (other than P. D. Viner and R. C. Camilleri), these performance criteria were achieved and therefore 100% of the option entitlement was awarded. Options granted to executives in fiscal 2005 vest over 5 years at the rate of 20% per year. The Company has determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and, accordingly, believe this Plan to be more restrictive (less dilutive) than the majority of such plans of companies in the comparison groups.

Submitted by:	Ronald J. Daniels	Lloyd I. Barber
	Derek Burney	Paul Godfrey
Frank King

Compensation of the CEO

In respect of fiscal 2005, the CEO was paid a base salary of $900,000, a bonus of $1,035,000 and was granted options to acquire 175,000 Subordinate Voting Shares under the Executive Stock Option Plan. The annual performance based incentive of up to 200% of base salary was based upon financial and personal objectives determined and approved by the Board. In fiscal 2005, the incentive was based upon achievement of two thirds of the financial objectives and upon 60% achievement of personal objectives. The Human Resources Committee reviews the compensation of the CEO in relation to the compensation of CEOs of the media and entertainment comparison group and other company group. A comprehensive survey by a third party consulting firm was undertaken in 2004 in order to assist the Human Resources Committee with its determination.

Performance Graph

The following graph shows changes over the past five year period in the value of $100 invested in: (1) CanWest’s Subordinate Voting Shares; (2) the S&P/TSX Composite Index as of August 31, 2005; and (3) the TSX Media Index.

CANWEST COMPARISON OF 5-YEAR TOTAL

SHAREHOLDERS’ RETURNS

SUBORDINATE VOTING SHARES

	2000/8	2001/8	2002/8	2003/8	2004/8	2005/8
CanWest Global (CGS/SV)	100.00	72.13	36.51	59.66	54.58	84.72
S&P / TSX Composite Index	100.00	66.70	60.61	70.25	79.73	103.38
TSX Media	100.00	80.10	59.22	63.80	69.39	89.70

Assuming an investment of $100 and the reinvestment of dividends

CANWEST COMPARISON OF 5-YEAR TOTAL

SHAREHOLDERS’ RETURNS

NON-VOTING SHARES

The following graph shows changes over the past five year period in the value of $100 invested in (1) CanWest’s Non-Voting Shares; (2) the S&P/TSX Composite Index as of August 31, 2005; and (3) the TSX Media Index. The Non-Voting Shares also trade on the New York Stock Exchange.

	2000/8	2001/8	2002/8	2003/8	2004/8	2005/8
CanWest Global (CGS/NV)	100.0	71.21	36.48	59.02	54.29	85.09
S & P / TSX Composite Index	100.0	66.70	60.61	70.25	79.73	103.38
TSX Media	100.0	80.10	59.22	63.80	69.39	89.70

Assuming an investment of $100 and the reinvestment of dividends

Compensation of Directors

In fiscal 2004, the Board approved a Deferred Share Unit (DSU) Plan, the purpose of which is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board has also introduced stock ownership guidelines which require non-executive directors, within a period of five years, to own stock equivalent to four times the annual directors’ fee. Until the stock ownership threshold is reached, directors are required to receive 50% of their annual retainer in DSUs. Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. DSUs have a value equivalent to the value of the Company’s Subordinate Voting Shares at any time. DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter. Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on the Company’s Subordinate Voting Shares in the form of additional DSUs. Prior to fiscal 2004, directors were entitled to participate in the Executive Stock Option Plan.

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $30,000 and a maximum of $1,500 for each meeting attended. The Chairman of the Board receives an additional annual fee of $120,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings. In fiscal 2005 aggregate remuneration to directors was $439,083 of which directors elected to receive $145,667 in cash and $293,417 in DSUs.

In addition, each director is entitled to an annual award of 4,400 DSUs and the chairman of the board is entitled to 6,600 DSUs. For each director, this award of DSUs is pro rated for the period of service on the Board in each fiscal year. A total of 59,766 DSUs were awarded in respect of this entitlement for fiscal 2005.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the annual premium for the current financial year is $686,781. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)	with respect to the directors and officers, there is no deductible applicable; and

(ii)	with respect to reimbursement of the Company, there is a deductible of $2,000,000 per occurrence.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	3,303,389	$12.63	7,714,907
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	3,303,389	$12.63	7,714,907

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company, among others, are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares, depending upon each executive’s citizenship. The Executive Stock Option Plan is administered by the Board of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded ten years. Options granted subsequent to November 2003 are exercisable over a five year period with 20% vesting each year, unless the Board determines otherwise. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time, may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Options granted to Executives since November 2002 have been granted according to a formula which is, in part, based upon achievement of specified financial objectives. The Board has determined that directors will not receive grants of options in the future and have introduced a DSU Plan (see “Compensation of Directors”).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

With the exception of certain senior executives, Company employees are eligible to participate in the Employee Share Purchase Plan or Management Share Purchase Plan, each of which are part of the Company’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares of the Company, depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum amount of 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from the Company. Such loans are to be repaid in full by December 31 of the year in which the loans were made.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	138,000	NIL
Other (1)	419,018	NIL

(1)	These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes-Oxley Act of 2002.

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER

(1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Year Ending August 31, 2005 ($)	Amount Outstanding as at November 17, 2005 ($)	Financially Assisted Securities Purchases During Year Ending August 31, 2005 (#)	Security for Indebtedness	Amount Forgiven During Year Ending August 31, 2005 ($)
Securities Purchase Programs
N/A	N/A	—	—	—	—	—
Other Programs (1)
T.C. Strike	Lender	350,000	350,000	—	mortgage	—
President CanWest MediaWorks International, a Division of CanWest Global Communications Corp.

(1)	This loan was outstanding prior to the enactment of the Sarbanes-Oxley Act of 2002.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP (or their predecessors Coopers & Lybrand) have served as auditors of the Company since 1985.

The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the auditors’ remuneration must be passed by at least 50% of the votes cast by the holders of the Multiple Voting Shares and Subordinate Voting Shares of the Company voting together as a group, either present in person or represented by proxy at the Meeting.

AUDITORS’ FEES

For the year ended August 31, 2005, the Audit Committee has approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

$000’s
Audit services	3,240
Audit related services	1,759
Tax services	794

5,793

Prior to approval of any engagement of PricewaterhouseCoopers LLP, the Audit Committee ensures the provision of such services is compatible with maintaining the auditors’ independence.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2007 is August 25, 2006.

STATEMENT OF

CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board has reviewed the Company’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission (the “SEC Rules”), and the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”). The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards. The comparison of the Company’s governance practices with the NYSE Standards can be found in the Company’s annual report for the year ended August 31, 2005.

The corporate governance practices adopted by the Company are set out below.

Ethical Business Conduct

The Company has adopted a Code of Ethics (the “Code”) that governs the behaviour of its directors and senior executive officers. The Code sets out procedures for monitoring compliance with the Code, describes the measures designed to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the Code is available on the SEDAR website at www.sedar.com.

Board Mandate

The mandate of the Board is to supervise the management of the Company’s business and affairs, to act with a view to the Company’s best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with:

•	the CBCA, the Broadcasting Act, other laws that apply to media companies, as well as laws of general application;

•	the Company’s articles of incorporation and by-laws;

•	written charters of the Board and Board committees; and

•	the Code and other internal policies.

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a) General Strategic Direction and Significant Initiatives

•	Reviewing and assessing the Company’s operations with a view to ensuring the best performance is achieved;

•	Reviewing and approving the Company’s major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;

•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends; and

•	Reviewing and approving major financing and any offering of the Company’s securities.

(b) Risk Management

•	Identifying the principal risks of the Company’s business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;

•	Reviewing and ensuring the integrity of the Company’s internal control and management information systems;

•	Satisfying itself from time to time that the Company’s operations are in material compliance with applicable laws and regulations;

•	Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, taking into account the recommendations of the Audit Committee; and

•	Reviewing and approving the compensation of the external auditor, taking into account the recommendations of the Audit Committee.

(c) Human Resources and Compensation (including the President and CEO)

•	Appointing the President and CEO;

•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, taking into account evaluations provided by the Human Resources Committee;

•	Approving changes in the senior management of the Company;

•	Reviewing and approving compensation for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, including base salary, long-term incentive plans and perquisites, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Human Resources Committee to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director;

•	Reviewing and approving the Company’s Amended and Restated Combined Share Compensation Plan and Deferred Share Unit Plan (the “Equity Plans’) and Executive Annual Incentive Plan;

•	Reviewing and approving grants under the Equity Plans, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving any incentive or equity based compensation to be granted outside the Equity Plans or the Executive Annual Incentive Plan, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the Company’s compensation and benefits programs for its executive officers generally, taking into account the recommendations of the Human Resources Committee;

•	Succession planning (including appointing, training and monitoring of the Company’s executive officers);

•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; and

•	Overseeing and monitoring the Company’s pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pensions Committee, requesting updates and other relevant information from the Pensions Committee from time to time.

(d) Communications and Disclosure

•	Reviewing with management from time to time the Company’s procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable; and

•	Reviewing and approving the Company’s (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, (ii) annual report, (iii) annual information form, (iv) annual and quarterly news releases, and (v) annual notice of meeting, management information circular and proxy form, taking into account the recommendations of the Audit Committee, where applicable.

(e) Corporate Governance

•	Reviewing and approving a set of corporate governance principles applicable to the Company, taking into account the recommendations of the Governance and Nominating Committee.

The Board meets at least once in each fiscal quarter, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in Board meetings. It is the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges all of its responsibilities.

In fulfilling the Mandate, the directors have access to the Company’s management as well as advisors to the Company, which assists them in the understanding of proposed Board actions and the implications of voting for or against such actions. The Board of Directors has adopted the formal mandate set out in Schedule A to this Information Circular.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with senior management to improve their understanding of the Company’s operations and tours of several of the Company’s key operations are arranged for the new directors. New directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, Company policies, articles and by-laws, as well as Board materials for the preceding 12 months. All of the directors have access to continuing education opportunities designed to help them as well as to ensure that their knowledge and understanding of the Company’s business remains current. On an ongoing basis, directors are given presentations on various aspects of the Company’s activities and functions during regularly scheduled Board meetings. In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Composition of the Board

The Company’s Board currently consists of ten directors, seven of whom are independent, as follows: Lloyd I. Barber, Derek H. Burney, Frank W. King, Ronald J. Daniels; David J. Drybrough, Paul V. Godfrey, and Lisa M. Pankratz. Accordingly, a majority of the directors are independent. The three remaining directors, David A. Asper, Gail S. Asper and Leonard J. Asper, are considered to be non-independent directors because they are each a senior officer of the Company who, together with Ruth M. Asper, indirectly control the Company.

In order to ensure that the Board can function independently from management, the Board has separated the roles of Chair of the Board and CEO of the Company through the appointment of David J. Drybrough, an independent director, as Chair of the Board and Leonard J. Asper as CEO. During regularly scheduled Board and committee meetings, the independent directors meet separately from members of management and non-independent directors.

The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times. The Company’s management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

Committees of the Board

The Board has four committees. The Chair of the Board is an ex-officio member of all of committees of the Board, subject to the limitations set out in the Company’s by-laws. Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company’s expense. Individual directors may, with the consent of the Chair of the Governance and Nominating Committee, engage outside advisors at the expense of the Company. In addition, the Human Resources Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, in order to assist the committee in the evaluation of the CEO and other executive officers and in setting executive compensation.

Audit Committee

The Audit Committee is composed entirely of outside directors, all of whom are unrelated and independent. All of the members of the Audit Committee are “financial experts” and “financially literate” as these terms are defined in MI 52-110, the Sarbanes-Oxley Act of 2002, the SEC Rules and NYSE Standards. Please refer to the description of the Audit Committee set out in the Company’s Annual Information Form, including the information required to be disclosed under Form 52-110F1, available on the SEDAR website at www.sedar.com.

Human Resources Committee

The Human Resources Committee is composed entirely of independent directors. The committee makes recommendations to the Board on, among other things, executive compensation, approves the compensation of the CEO and reviews other aspects of executive compensation, such as the Company’s share compensation plans. The Human Resources Committee has developed a description of the position of the CEO and is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO’s performance as measured against these objectives. The results of this assessment is reported to the Board.

The Human Resources Committee reviews how directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In doing so, the Human Resources Committee compares the directors’ compensation to that of similar companies. The committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure.

Pension Committee

The Pension Committee is composed of three members, two of whom are independent directors. The Pension Committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of three directors, all of whom are independent. The committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. The Governance and Nominating Committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Company (including applicable stock exchanges) relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee. The Corporate Secretary, who is also a director, is responsible for ensuring all corporate governance matters are reviewed by the Board and the Governance and Nominating Committee, as appropriate.

The Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each director and overseeing such evaluation. In considering nominees for election to the Board, the Governance and Nominating Committee takes into account geographic diversity and considers the primary markets in which the Company operates as well as the expertise and experience necessary to support the Company’s strategy and operations.

The committee is also responsible for reviewing annually the structure and mandates of each of the Board committees (including this committee) and assessing their effectiveness. In addition, issues regarding quality of information and suggestions relating to the appointment of new directors and Board performance are regularly explored at the meetings of the committee.

SHAREHOLDER FEEDBACK

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of the Company’s latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Company for the fiscal year ended August 31, 2005, together with the report of the auditors thereon, management’s discussion and analysis of the Company’s financial condition and results of operations for the fiscal year ended August 31, 2005, the interim financial statements of the Company for periods subsequent to August 31, 2005 and this Circular are available upon request from the Secretary of the Company, and without charge to security holders of the Company. Additional information related to the Company is on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

Gail S. Asper

Secretary

Winnipeg, Canada

November 17, 2005

Schedule A

CanWest Global Communications Corp.

BOARD MANDATE

PURPOSE

The purpose of this Mandate is to assist the Board in the exercise of its duties. By virtue of approving this Mandate, the Board explicitly reaffirms its ongoing responsibility for the stewardship of CanWest Global Communications Corp. (the “Company”).

ROLE OF THE BOARD AND ITS RESPONSIBILITIES

General Mandate and Duty

1.	The general mandate of the Board is to supervise the management of the business and affairs of the Company, to act with a view to the best interests of the Company and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its general mandate, the Board is responsible for the following matters:

General Strategic Direction and Significant Initiatives

•	Reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;

•	Reviewing and approving major development activities of the Company, including major acquisitions, investments and divestitures outside the ordinary course of business;

•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends;

•	Reviewing and approving major financing and any offering of securities of the Company;

Risk Management

•	Identifying the principal risks of the Company’s business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;

•	Reviewing and ensuring the integrity of the Company’s internal control and management information systems;

•	Satisfying itself from time to time that the Company’s operations are in material compliance with applicable laws and regulations;

•	Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, taking into account the recommendations of the Audit Committee;

•	Reviewing and approving the compensation of the external auditor, taking into account recommendations of the Audit Committee;

Human Resources and Compensation (Including the Chief Executive Officer)

•	Appointing the Chief Executive Officer (the ”CEO”);

•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendation of the Compensation Committee;

•	Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Compensation Committee determines appropriate from time to time, taking into account evaluations provided by the Compensation Committee;

•	Reviewing and approving compensation for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Compensation Committee determines appropriate from time to time, including base salary, long-term stock options and perquisites, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving the Company’s Amended and Restated Combined Share Compensation Plan and Deferred Share Unit Plan (the ”Equity Plans”) and Executive Annual Incentive Plan;

•	Reviewing and approving grants under the Equity Plans, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving any incentive or equity based compensation to be granted outside the Equity Plans or the Executive Annual Incentive Plan, taking into account recommendations of the Compensation Committee;

•	Reviewing and approving the Company’s compensation and benefits programs for its executive officers generally, taking into account recommendations of the Compensation Committee;

•	Succession planning (including appointing, training and monitoring the Company’s executive officers);

•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	Overseeing and monitoring the Company’s pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pension Committee, requesting updates and other relevant information from the Pension Committee from time to time;

Communications and Disclosure

•	Reviewing with management from time to time the Company’s procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable;

•	Reviewing and approving the Company’s (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, (ii) annual report, (iii) annual information form, (iv) annual and quarterly press releases, and (v) annual notice of meeting, management proxy circular and proxy form, taking into account the recommendations of the Audit Committee, where applicable; and

Corporate Governance

•	Reviewing and approving a set of corporate governance principles applicable to the Company, taking into account recommendations of the Governance and Nominating Committee.

BOARD SIZE, INDEPENDENCE, COMPOSITION AND NOMINATION

Board Size

2.	The Board shall consist of such number of directors within the range set forth in the Company’s articles of incorporation as the Board deems appropriate in order to facilitate effective decision-making. The Board delegates to the Governance and Nominating Committee the responsibility of considering and making recommendations to the Board with respect to the appropriate Board size.

Independence

3.	A majority of the Company’s directors must be independent. For the purposes of this Mandate, the term “independent” means “independent” in accordance with the applicable guidelines of the Canadian Securities Administrators and of the TSX (with “independent” having the equivalent meaning as “unrelated” in the guidelines of the TSX) from time to time.

Composition and Nomination

4.	The Board shall, prior to nominating any directors on behalf of the Company:

(i)	consider what competencies and skills the Board, as a whole, should possess; and

(ii)	assess what competencies and skills each existing director possesses.

In carrying out these functions, the Board shall consider the advice and input of the Governance and Nominating Committee.

5.	Nominate candidates for directors on behalf of the Company, taking into account the recommendations of the Governance and Nominating Committee.

The Chair

6.	As the need arises, the Board shall choose, from amongst its independent members, a member to serve as Chair of the Board.

Committee Composition

7.	Appoint and remove members from each Board committee, taking into account the recommendations of the Governance and Nominating Committee.

DECISIONS REQUIRING PRIOR BOARD APPROVAL

8.	In addition to those specific matters that require prior Board approval under applicable laws, rules and regulations, the Board will be responsible for approving the matters for which it is responsible as set out in this Mandate. The Board hereby delegates to management of the Company the authority to make all other decisions, subject to those which applicable laws, rules and regulations, or our Board committee mandates, require to be made by a Board committee.

EXPECTATIONS OF MANAGEMENT

9.	The Board expects management to work diligently towards enhancing the Company’s performance by ensuring that existing operations are managed prudently and that new profit centres are sought.

10.	The Board expects management to provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. Management is expected to provide as much information as is required or requested so that the Board can participate actively in important discussions on the Company’s future, discussions regarding strategic planning and discussions regarding the assessment of performance. The Board expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions. The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company.

MEETINGS

11.	The Board shall meet at least once in each fiscal quarter, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in Board meetings.

12.	At each Board meeting, there shall be a private session of the independent directors from which the non-independent directors will be excused.